Lucy Scientific Discovery Inc.

301-1321 Blanshard Street

Victoria, British Columbia, Canada V8W 0B6

February 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Lucy Scientific Discovery Inc.
Registration Statement on Form S-1, File No. 333-276489

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: February 27, 2024

Requested Time: 4:30 pm, Eastern Time

Ladies and Gentlemen:

Lucy Scientific Discovery Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-276489), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:30 pm Eastern Time on February 27, 2024, or as soon thereafter as possible.

Please contact our counsel, Steven Lipstein of Lucosky Brookman LLP at (732) 395-4416 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Lipstein by telephone when this request for acceleration has been granted.

Sincerely yours,

Lucy Scientific Discovery Inc.

/s/ Richard Nanula
Richard Nanula
Chief Executive Officer